Exhibit 12
CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended
	March 31,
	2007	2008
Net Income	$41	$26
Income taxes	21	18
Capitalized interest	(2)	(2)

	60	42

Fixed charges, as defined:

Interest	59	60
Capitalized interest	2	2
Interest component of rentals charged to operating income	—	—

Total fixed charges	61	62

Earnings, as defined	$121	$104

Ratio of earnings to fixed charges	1.97	1.69